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                      INCARA PHARMACEUTICALS CORPORATION
                           79 T. W. ALEXANDER DRIVE
                       4401 RESEARCH COMMONS, SUITE 200
                 RESEARCH TRIANGLE PARK, NORTH CAROLINA 27709


VIA EDGAR                                              July 3, 2001

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549
Attention:  N. Sean Harrison

     Re:  Incara Pharmaceuticals Corporation
          Registration Statement on Form S-1 (Reg. No. 333-52286)

Ladies and Gentlemen:

     Pursuant to Rule 477 of the Securities Act of 1933, please accept this letter as a request for the Commission's consent to the withdrawal of our Registration Statement referenced above, including the Post-Effective Amendments Nos. 1 and 2. The offering contemplated by this Registration Statement has been terminated. In addition, please be advised that Incara printed and circulated preliminary prospectuses and made offers under the Registration Statement, but did not make any sales.

     Upon grant of the Commission's consent hereto, please return a dated copy of the order granting such withdrawal, which order shall state "Withdrawn upon the request of the registrant, the Commission consenting thereto," and which is to be included in the file for the Registration Statement.

     Otherwise, please direct all inquiries to Alexander M. Donaldson at (919) 781-4000.

                                          Respectfully,

                                          INCARA PHARMACEUTICALS CORPORATION

                                          /s/ Richard W. Reichow
                                          ----------------------
                                          Richard W. Reichow
                                          Chief Financial Officer

cc:  Alexander M. Donaldson, Esq.